EXHIBIT 99.1

Standard Lithium Appoints Dr. Volker Berl to Board of Directors

VANCOUVER, British Columbia, July 20, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), an innovative technology and lithium project development company, announces that effective immediately Dr. Volker Berl has been appointed as an independent director of the Company.

“I am pleased to welcome Dr. Berl to the board at this significant juncture in the Company’s evolution,” said Robert Cross, Chair of Standard Lithium’s board of directors. “Dr. Berl’s deep knowledge of the chemical industry coupled with his experience in institutional capital markets and an outstanding track record of investments in technology companies will be extremely valuable as we advance our goal of bringing the first new US lithium project into production in over 50 years.”

“I am excited to expand my involvement with Standard Lithium on the heels of the recent NYSE American listing and technological achievements”, Dr. Berl stated. “I look forward to representing shareholders and working closely with the board and team as they continue to execute on their strategic developments plans”.

Dr. Berl has been a venture builder and an avid serial investor since 2009. He is the Founder, Managing Partner and Chief Executive Officer of New Age Ventures, a venture studio with a portfolio of earlier stage and actively managed investments across healthcare, medical devices, digital health, cleantech, consumer tech, deep tech, applied artificial intelligence, and more. Mr. Berl is well connected in the New York technology investment community, and currently serves as a director for Gaussin S.A. (EPA:ALGAU) (since 2006), Leaderlease S.A. (since 2015), OrthogenRx, Inc. (since 2015), Venock, Inc. (since 2017), Emoshape, Inc. (since 2020), and Artract Medical, Inc. (since 2021).

Dr. Berl has held positions with BASF AG in Germany, from 2002 to 2005 in chemical manufacturing and process engineering, and in global new business development for chemical intermediates. In 2006, he was Vice President Equity Research Pharmaceuticals for Deutsche Bank, and Chief Technology Officer for bioscience company Zymes LLC from 2007 to 2009. Dr. Berl holds an M.B.A. in General Management from Concordia University (Canada), a post-doctoral chemistry fellowship from Stanford University (USA), a Ph.D. in Chemistry from the University of Strasbourg (France), a Masters in Chemical Engineering from the École Nationale Supérieure de Chimie, Polymères et Matériaux (France), and an M.Sc. in Chemistry from the Eidgenössische Technische Hochschule (Switzerland).

In connection with the appointment, Dr. Berl has been granted 22,500 performance share units (the “PSUs”), 7,500 restricted share units (the “RSUs”) and 200,000 incentive stock options (the “Options”). Each PSU and RSU represents the right to receive, once vested, one common share in the capital of the Company. The PSUs will vest upon the achievement of the performance milestones set forth in the Company’s news release of January 18, 2021. The RSUs vest quarterly in four equal parts over a twelve-month period, with the first part vesting on September 30, 2021. The Options vest immediately and are exercisable at a price of $6.08 until July 19, 2026.

The RSUs and PSUs were granted pursuant to the long-term incentive plan (the “LTIP”) previously adopted by the board of directors of the Company. Implementation of the LTIP remains subject to ratification by disinterested shareholders of the Company and approval of the TSX Venture Exchange. No PSUs or RSUs will vest, and no common shares of the Company will be issued in connection with any outstanding PSUs or RSUs, until such time as the LTIP as received approval of disinterested shareholders and the TSX Venture Exchange. In the event such approvals are not received prior to December 31, 2021, all PSUs and RSUs will be automatically cancelled without any further right or entitlement.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The company's flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess's south plant facility in southern Arkansas. The demonstration plant utilizes the company's proprietary LiSTR technology to selectively extract lithium from Lanxess's tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino county, California.

Standard Lithium is listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI” and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact Anthony Alvaro at (604) 240 4793

Twitter @standardlithium

LinkedIn https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.